FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

September 30, 2015

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: September 30, 2015	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

Below is the English version of our MOPS filings on September 29, 2015

Regulation: Published pursuant to Article 4 Paragraph 2 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

SEQ_NO: 2

Date of announcement: 2015/09/29

Time of announcement: 18:16:02

Subject: We hereby provide the explanations for the pronouncement of judgment by the Taiwan High Court, Kaohsiung Branch Court

Date of events: 2015/09/29

To which item it meets: paragraph 2

Statement:

1. Parties to the legal matter, name of the court, disposing agency, and reference/case numbers of relevant documents: Taiwan High Court, Kaohsiung Branch Court regarding the case of Ref. No. Taiwan High Court, Kaohsiung Branch Court 103-Ju-Shang-Su-Zi-3.

2. Date of occurrence of the event: 2015/09/29

3. Background and circumstances of the matter (including the property/subject matter under dispute): Please refer to point 7.

4. Course and progression of handling of the matter: Please refer to point 7.

5. Effect on company finances and business and estimated monetary amount of the effect: Please refer to point 7.

6. Countermeasures and status of amelioration: Please refer to point 7.

7. Any other matters that need to be specified:

A. With regard to the suspected violation of the Waste Disposal Act by the Company and its employees, the Taiwan High Court, Kaohsiung Branch Court rendered its judgment as follows on September 29, 2015:

(a) The judgment rendered by the district court regarding the Company and its employees, BS Su, CS Tsai, Zhixian Yu and FreshLC Liu shall be reversed.

(b) The Company and its employees, BS Su, CS Tsai, Zhixian Yu and FreshLC Liu are all found not guilty. The other appeal, i.e. the appeal filed by the prosecutor against the part of judgment of district court finding Cody Ho not guilty, shall be rejected.

B. The Company respects the decision rendered by the court for this case and appreciates that the court has proved the innocence of the Company and the employees involved. The Company will remain constantly vigilant of the accident at the K7 factory. In addition to having established sound precautions, early warning and emergency measures, the Company will continue to dedicate its efforts to enhancing the corporate governance practices and implementing its caring promise made to the land of Taiwan.